Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062-9106

February 8, 2012

By Electronic Submission

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Analog Devices, Inc.

Form 10-K for the year ended October 29, 2011

Filed November 22, 2011

File No. 001-07819

Dear Ms. Ravitz:

Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated January 31, 2012. We have always taken our public filings seriously and we appreciate the time the staff has taken on this review.

All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses are in regular type.

Form 10-K for the fiscal year ended October 29, 2011

Production and Raw Materials, page 8

1.	Please provide us, and revise your future filings to include, a clarification or quantification of the “significant portion” of your revenues that is derived from products fabricated at third-party wafer fabrication facilities.

Response

The Company’s revenues are derived from the sale of high-performance integrated circuits. The first stage of the manufacturing process for these circuits involves wafer fabrication. The Company has its own wafer fabrication facilities in Massachusetts and Ireland. The Company also utilizes third-party foundries to supplement its internal wafer fabrication capacity. There are many external wafer fabrication foundries available from which we may obtain wafers. We currently source approximately 50% of our wafer requirements from these external foundries.

Ms. Amanda Ravitz

February 8, 2012

The Company will revise its future filings to include clarification of the sourcing relationship with third-party foundries and quantification of the wafers sourced from these foundries. We intend to revise our disclosure in future filings regarding our utilization of third-party wafer fabrication facilities to state the following:

Production and Raw Materials

Our IC products are fabricated both at our production facilities and by third-party wafer fabricators. Our products are manufactured in our own wafer fabrication facilities using proprietary processes and at third-party wafer fabrication foundries using sub-micron digital CMOS processes. We currently source approximately 50% of our wafer requirements annually from third-party wafer fabrication foundries, primarily Taiwan Semiconductor Manufacturing Company, or TSMC.

Overview, page 27

2.	We note the statements during management’s fourth quarter earnings call regarding the impact of and challenges presented by deterioration in the macroeconomic environment and inventory reductions at your customers and distributors that you expect will continue in the first quarter as well as efforts management undertook during the fourth quarter to combat those challenges, such as lowered production or utilization rates to minimize inventory and operating expenses and to maximize profitability. Please tell us what considerations you have given to including a discussion of material known risks, trends and uncertainties you face and on which you are most focused, such as the macroeconomic concerns and inventory reductions noted above, and the actions you are taking in response.

Response

The semiconductor industry has historically been cyclical and has often experienced significant downturns in connection with, or in anticipation of, declines in general economic conditions. Over the last few years, the Company has incorporated its considerations of material known risks, trends and uncertainties to reflect the declining economic conditions associated with these downturns in Item 1A. Risk Factors in the Company’s Annual Report on Form 10-K.

As discussed in the Company’s fourth quarter earnings call, the decline in revenues in the latter half of fiscal 2011 was partially a result of inventory corrections and partially a result of declining demand attributed to the ongoing financial crisis in Europe and the United States. Historically, these inventory imbalances rarely last more than two or three quarters, and the Company considered the inherent flexibility of its variable cost structure and supply chain and expected that it would mitigate the effect that lower sales in the short term may have on earnings. The Company is unable to predict the duration or impact of the ongoing uncertainty in the global financial markets.

Ms. Amanda Ravitz

February 8, 2012

Gross Margin, page 30

3.	Please tell us what consideration you have given to clarifying the reasons underlying the material changes to your results of operations mentioned in your disclosure and the extent of the impact of each of the primary drivers of change. For example, please further explain the primary reasons underlying reduced overall manufacturing costs; in this regard, we note statements in your fourth quarter earnings call regarding reduced production levels, which you expect will continue in the first quarter, that negatively impacted your gross margins. Please also describe, to the extent material, any concerns regarding the sustainability of such measures without additional cost-cutting initiatives in the event of continued declines in revenue or demand.

Response

The Company has indicated the primary drivers of change in its gross margin year over year to be increased operating levels in its manufacturing facilities as evidenced by higher revenues, the impact of efforts to reduce overall manufacturing costs, including the savings realized as a result of wafer fabrication closure and consolidation actions, and mix of product revenues with a higher proportion of revenues from products sold into the instrumentation and automation sectors of the industrial end market which earn higher margins as compared to products sold into our other end markets. These drivers are further clarified throughout the document in the sections entitled: Overview; Special Charges; and Revenue Trends by End Market.

The fourth quarter deterioration in margin as compared to the same quarter in the prior year was outweighed by the favorable margin results achieved in the first three quarters of the year. As noted above, the customer inventory corrections affecting our production levels were viewed by the Company as short term in nature. Although declines in revenue and demand were anticipated in the first quarter of 2012, as disclosed in the Outlook section, the Company believes that it will be able to sustain its current gross margins without material additional cost-cutting initiatives in future periods.

Ms. Amanda Ravitz

February 8, 2012

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Vice President, Finance and
Chief Financial Officer